# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Tucows Inc., CIK 0000909494
CUSIP: 898697206
Title of class of securities: Common Stock, no par value
Address of issuer's principal executive offices: 96 Mowat Avenue, Toronto, Ontario Canada (A6), M6K 3M1
Date of event which requires filing of this statement: 12/30/2024
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001624863

## Reporting persons
- Norman Rentrop: type of reporting person: individual (IN); citizenship or place of organization: Germany (2M); sole voting power 1,413,439; shared voting power 0; sole dispositive power 1,413,439; shared dispositive power 0; aggregate amount beneficially owned 1,413,439 (12.8% of the class)

## Item 1. Issuer
Name of issuer: Tucows Inc.
Address of issuer's principal executive offices: 96 Mowat Avenue, Toronto, Ontario, Canada, M6K 3M1

## Item 2. Person Filing
Name of person filing: This statement (this "Statement") is being filed by Norman Rentrop (the "Reporting Person"). Prior to December 30, 2024, Mr. Rentrop reported on Schedule 13G (the "Joint 13G") jointly with Investmentaktiengesellschaft fur langfristige Investoren TGV (the "Umbrella Company") and Jens GroBe-Allermann, under Rule 13d-1(b). The Joint 13G: (x) reported Common Stock held directly by various sub-funds of the Umbrella Company (the "Sub-funds"), including without limitation Teilgesellschaftsvermoegen Langfrist 1 ("Sub-fund 1"); and (y) reported that Norman Rentrop held 100% of the voting rights of the Umbrella Company. On December 27, 2024, the shares of Common Stock held by the Sub-funds (other than Sub-fund 1) were transferred to entities managed by an unaffiliated capital management company. On December 30, 2024: (i) Sub-fund 1 distributed its shares of Common Stock to Mr. Rentrop in connection with the closing of Sub-fund 1 on such date; and (ii) Mr. Rentrop determined to begin filing separately on his own Schedule 13G under Rule 13d-1(c).
Address of principal business office or, if none, residence: Rungsdorfer StraBe 2e, 53173 Bonn, Germany
Citizenship: Germany

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See Item 9 on the cover page for the Reporting Person, which information is given as of the Event Date of December 30, 2024, after giving effect to the closing of Sub-fund 1, including the distribution to Mr. Rentrop of all of Sub-fund 1's shares of Common Stock.
Percent of class: See Item 11 on the cover page for the Reporting Person, which information is given as of the Event Date of December 30, 2024, after giving effect to the closing of Sub-fund 1, including the distribution to Mr. Rentrop of all of Sub-fund 1's shares of Common Stock. The percentage of beneficial ownership related to the 1,413,439 shares of Common Stock reported herein is based on 11,004,683 shares of Common Stock outstanding as of November 4, 2024, as reported by the Issuer in its Form 10-Q filed with the SEC on November 7, 2024.
Sole power to vote or to direct the vote: See Item 5 on the cover page for the Reporting Person, which information is given as of the Event Date of December 30, 2024, after giving effect to the closing of Sub-fund 1, including the distribution to Mr. Rentrop of all of Sub-fund 1's shares of Common Stock.
Shared power to vote or to direct the vote: See Item 6 on the cover page for the Reporting Person, which information is given as of the Event Date of December 30, 2024, after giving effect to the closing of Sub-fund 1, including the distribution to Mr. Rentrop of all of Sub-fund 1's shares of Common Stock.
Sole power to dispose or to direct the disposition: See Item 7 on the cover page for the Reporting Person, which information is given as of the Event Date of December 30, 2024, after giving effect to the closing of Sub-fund 1, including the distribution to Mr. Rentrop of all of Sub-fund 1's shares of Common Stock.
Shared power to dispose or to direct the disposition: See Item 8 on the cover page for the Reporting Person, which information is given as of the Event Date of December 30, 2024, after giving effect to the closing of Sub-fund 1, including the distribution to Mr. Rentrop of all of Sub-fund 1's shares of Common Stock.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Norman Rentrop: /s/ Norman Rentrop, Norman Rentrop (01/07/2025)